UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C.  20549

	SCHEDULE 13G
(Amendment No. 1)

	Under the Securities Exchange Act of 1934


	Competitive Technologies, Inc.
	(Name of Issuer)

	Common Stock
	(Title of Class of Securities)

	204512107
	(CUSIP Number)


December 31, 2007
(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]  Rule 13d-1(b) For ROI Capital Management, Mitch & Mark
    [ ]  Rule 13d-1(c) For ROI Partners
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



 CUSIP No. 204512107	SCHEDULE 13G	Page 2 of


1	Name of Reporting Person		ROI Capital Management, Inc.
	IRS Identification No. of Above Person	68-0269547

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		California

			5	Sole Voting Power

				460,200

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				460,200

		8	Shared dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	460,200

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	5.6%%

12	Type of Reporting Person*

	CO, IA


CUSIP No. 204512107	SCHEDULE 13G	Page 3 of


1	Name of Reporting Person		Mark T. Boyer
	IRS Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

				460,200

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				460,200

		8	Shared dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	460,200

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	5.6%%

12	Type of Reporting Person*

	IN


CUSIP No. 204512107	SCHEDULE 13G	Page 4 of


1	Name of Reporting Person		Mitchell J. Soboleski
	IRS Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

				460,200

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				460,200

		8	Shared dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	460,200

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	5.6%%

12	Type of Reporting Person*

	IN


CUSIP No. 204512107	SCHEDULE 13G	Page 5 of


Item 1(a).	Name of Issuer.

	Competitive Technologies, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

	777 Commerce Drive, Suite 100, Fairfield, CT  06825

Item 2(a).	Names of Persons Filing.

	Mitchell J. Soboleski, Mark T. Boyer and ROI Capital
Management, Inc.

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	The business address of Mitchell Soboleski, Mark T. Boyer and ROI Capital Management, Inc. is 300 Drakes Landing Road,
Suite 175, Greenbrae, CA  94904.

Item 2(c).	Citizenship.

	Mitchell J. Soboleski and Mark T. Boyer are United States citizens. ROI Capital Management, Inc. is a California corporation.

Item 2(d).	Title of Class of Securities.

	Common Stock

Item 2(e).	CUSIP Number.

	204512107

Item 3.	If this statement is filed pursuant to 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


CUSIP No. 204512107	SCHEDULE 13G	Page 6 of


(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)  [X] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E) (with respect to ROI Capital Management, Inc.
only).

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [X] A parent holding company or control person in accordance with 240.13b-1(b)(1)(ii)(G) (with respect to Mitchell J. Soboleski and Mark T. Boyer only).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment
Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	Reference is made hereby made to Items 5-9 and 11 of pages two (2), three (3) and four (4) of this Schedule 13G, which Items are incorporated by reference herein. ROI IA




CUSIP No. 204512107	SCHEDULE 13G	Page 7 of


Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	ROI Capital Management, Inc. is deemed to be the beneficial owner of the number of securities reflected in Item 5-9 and 11 of page two (2) of this Schedule 13G pursuant to separate arrangements whereby it acts as investment adviser to certain persons. Each person for whom ROI Capital Management, Inc.
acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock purchased or held pursuant to such arrangements. Mitchell J. Soboleski & Mark T. Boyer are deemed to be the beneficial owners of the number of securities reflected in Items 5-9 and 11 on pages three (3) and four (4) of this Schedule 13G pursuant to their ownership interest in ROI Capital Management, Inc.

Item 7.	Identification and Classification of the Subsidiary
which Acquired the Security Being Reported on by the Parent
Holding Company.

	Not applicable.

Item 8.	Identification and Classification of Members of the
Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below, ROI Capital Management, Inc., Mitchell J. Soboleski and Mark T. Boyer certify that, to the best of their respective knowledge and believe, the securities referred to above on pages two (2), three (3) and four (4), respectively, of this Schedule 13G were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



CUSIP No. 204512107	SCHEDULE 13G	Page 8 of


Signature

	After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:	January 24, 2008

	MITCHELL J. SOBOLESKI



	/s/ Mitchell J. Soboleski
	________________________
	By:  Mitchell J. Soboleski


DATED:	January 24, 2008

	MARK T. BOYER



	/s/ Mark T. Boyer
	________________________
	By:  Mark T. Boyer

DATED:	January 24, 2008

	ROI CAPITAL MANAGEMENT, INC.



	/s/ Mitchell J. Soboleski
	________________________
	By:  Mitchell J. Soboleski
	its: Secretary